Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-156118
Preliminary Term Sheet No. 213
Indicative Term Sheet
Merrill Lynch & Co., Inc.
One Bryant Park
New York, New York 10036

RE: Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) Commodity Index Linked Notes due May 25, 2012

Date: April 18, 2011

NOTE TERMS
Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)
Denominations:	$1,000,000 and integral multiples of $100,000 in excess thereof
Aggregate Principal Amount:	$14,300,000
Net Proceeds:	$14,300,000
Pricing Date:	April 18, 2011
Issue Date:	April 28, 2011
Maturity Date:
May 25, 2012 (the “Stated Maturity Date”), subject to postponement due to a Market Disruption Event. If the determination of the Final Index Value is postponed to or beyond the second (2nd) New York Business Day immediately prior to the Stated Maturity Date due to a Market Disruption Event or otherwise, the Maturity Date will be postponed so that the Maturity Date will be the second (2nd) New York Business Day following the date of the determination of the Final Index Value.

Index:	The Dow Jones-UBS Commodity Index Total Return 2 Month Forward ("DJUBSF2T"), or any successor index, subject to the provisions of “Modification of Index” and “Replacement Index” below.
Index Description:
The Dow Jones-UBS Commodity Index Total Return 2 Month Forward ("DJUBSF2T") reflects the return on a fully collateralized investment in the Dow Jones-UBS Commodity Index 2 Month Forward ("DJUBSF2").  The DJUBSF2T measures the performance of an investment in the commodity markets over time.   It is fully collateralized because it combines the returns of the DJUBSF2 with the returns on cash collateral invested in U.S. Treasury Bills.  The Dow Jones-UBS Commodity Index is a proprietary index that was established on July 14th, 1998 by Dow Jones and UBS to provide a liquid and diversified benchmark for commodities investments.  The Index is also designed to be a “tradable” index that is readily accessible to market participants. The DJUBSF2 tracks the returns of rolling commodities futures contracts. The DJUBSF2 is currently comprised of futures contracts (each, an “Index Component”) on 19 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price.  The 19 commodities that currently comprise the Index (the “Index Commodities”) are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones-UBS Commodity Index are currently listed for trading on the Chicago Board of Trade.  The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange.

Issue Price:	100%
Redemption Price:	An amount in cash payable on the Settlement Date equal to the sum of the Redemption Amount plus the Interest Amount.
Settlement Date:
(i) The Stated Maturity Date with respect to a redemption on the Stated Maturity Date and (ii) the fifth (5th) New York Business Day following the Final Valuation Date with respect to a redemption following an Optional Redemption or Automatic Redemption.

Redemption Amount:
An amount equal to the greater of (i) zero and (ii) the Outstanding Principal multiplied by the sum of (A) 1 plus (B) the product of (I) 3 times (II) the Index Result minus Fees minus the T-Bill Yield.

Outstanding Principal:
On a Final Valuation Date in relation to the Stated Maturity Date, an Automatic Redemption or an Optional Redemption in full of a note, the outstanding Aggregate Principal Amount of such note on such date.

Index Result:	The Final Index Value divided by the Initial Index Value minus 1.
Final Index Value:	The settlement price of the Index as it appears on Bloomberg page “DJUBSF2T Index” or Reuters page “.DJUBSF2T” (or any successor page of either) on the Final Valuation Date.
Initial Index Value:	718.7205 (the closing value of the Index on the Pricing Date, subject to a Market Disruption Event)

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Fees:	0.35% multiplied by the number of days from and including the Pricing Date to but excluding the applicable Final Valuation Date divided by 365.

T-Bill Yield:
The yield, expressed as a percentage, equal to the U.S. Treasury Bill return as measured on each date from the day following the Pricing Date to and including the applicable Final Valuation Date and calculated pursuant to the following formula:

where:

"TBilld-1" means, on any Index Business Day, the 91-day weekly auction high rate for U.S. Treasury Bills, as reported on Reuters screen page "USAUCTION10”, or any successor page, on the most recent day prior to such Index Business Day on which such rate was published, expressed as a money market rate.

Optional Redemption:
The holders of the notes have the right to request an early redemption of the notes in whole (i.e., such a redemption request may only be made in respect of the entire Aggregate Principal Amount of the notes) on any Optional Repayment Date at the applicable Redemption Price upon written notice to the Calculation Agent, the Trustee and the Issuer on the form entitled “Option to Elect Repayment”.

Optional Repayment Dates:	Each Index Business Day from and excluding the Issue Date to but excluding May 18, 2012, on which notice of the exercise of an Optional Redemption is given in accordance with the terms hereof.
Automatic Redemption:	The notes will be automatically redeemed in full, at the applicable Redemption Price, if a Trigger Event occurs.
Trigger Event:
A Trigger Event will be deemed to occur on the first Index Business Day from and excluding the Issue Date to but excluding May 18, 2012 on which the closing level of the Index is equal to or less than 85.00% of the Initial Index Value

Final Valuation Date:
(i) in the case of redemption on the Stated Maturity Date, May 18, 2012; (ii) in case of an Optional Redemption, the Optional Repayment Date, provided that notice of the exercise of the Optional Redemption is received by the Calculation Agent prior to 11:00 a.m., New York time, on such date, or, if such notice is given after 11:00 a.m., New York time, the first Index Business Day following the date on which such notice is given; (iii) in case of an Automatic Redemption, the Index Business Day immediately following the date of any Trigger Event; and (iv) in the case of a Commodity Hedging Disruption Event, the Acceleration Valuation Date; provided in each case that if a Market Disruption Event exists on any such Final Valuation Date, such date shall not be considered the Final Valuation Date but the Final Valuation Date shall be determined in accordance with the provisions of "Disruption Fallback" below.

Interest Amount:
An amount equal to the interest accrued on the outstanding Aggregate Principal Amount of the notes at the Interest Rate Basis specified below (plus the Spread) during each Interest Period. This rate will be set initially on the Issue Date and will subsequently reset on each Interest Reset Date. The Interest Amount will be paid on the applicable Settlement Date as part of the Redemption Price. For the avoidance of doubt, no interest payments will be made until the applicable Settlement Date.

Interest Rate Basis:
USD LIBOR for a maturity corresponding to the Designated Maturity at 11:00 a.m., London time, on the applicable Interest Reset Date, as reported on the Designated LIBOR Page. For the avoidance of doubt, the Interest Rate Basis will not be re-evaluated even if the Maturity Date is postponed due to a Market Disruption Event at the end of the final Interest Period.

Interest Period:
The period from and including an Interest Reset Date (or, with respect to the first Interest Period, the Issue Date) to but excluding the immediately following Interest Reset Date (or, with respect to the last Interest Period, the applicable Settlement Date).

Interest Reset Dates:
Quarterly, on August 25, 2011, November 25, 2011, and February 25, 2012.  If any scheduled Interest Reset Date would otherwise be a day that is not a London Business Day, the Interest Reset Date will be the immediately preceding day that is a London Business Day.  Long first period. No interpolation.

Interest Payment Date:	The applicable Settlement Date. For the avoidance of doubt, no interest payments will be made until the applicable Settlement Date.
Minimum Interest Rate:	0%
Spread:	-0.50% (minus 0.50 per cent)
Designated Maturity:	Three months

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Designated LIBOR Page:	Reuters page “LIBOR01” (or any successor or replacement page thereof)
Index Business Day:	As defined in the most current Dow Jones-UBS Commodity Index Handbook
Day Count Fraction:	Actual/360
London Business Day:	A day on which commercial banks and foreign exchange markets settle payments generally in London.
New York Business Day:	A day on which commercial banks and foreign exchange markets settle payments generally in the City of New York.
Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for an applicable commodity included in the Index.
Market Disruption Event:
The occurrence, as determined by the Calculation Agent, of one or more of the following: (i) a material limitation, suspension or disruption of trading in one or more of the Index Components, (ii) the settlement price for any Index Component being a “limit price” or (iii) the exchange on which any Index Component trades failing to report or publish a settlement price for such Index Component. The Calculation Agent will inform the Issuer promptly upon determining that a Market Disruption Event has occurred.

Disruption Fallback:
If a Market Disruption Event occurs on the Final Valuation Date, the Calculation Agent will calculate the Final Index Value using (i) for those Index Components that did not suffer a Market Disruption Event on such Final Valuation Date the final settlement prices for such Index Components on such Final Valuation Date and (ii) for each Index Component that did suffer a Market Disruption Event on such Final Valuation Date the final settlement price for each such Index Component on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such Index Component was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will make a good faith estimate of the price of the relevant Index Component and, using that price, determine the Final Index Value.  (These procedures will also apply to the calculation of the Initial Index Value if a Market Disruption Event occurs on the Pricing Date.)

Modification to Index:
If the Index Publisher changes its method of calculating the Index in any material respect, as determined by the Calculation Agent, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate the Final Index Value in accordance with such adjustments.

Replacement Index:
If, following the date on which the notes are issued, the Index Publisher ceases to publish the Index and neither the Index Publisher nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to the notes shall be calculated by the Calculation Agent in accordance with the formula applied by the Index Publisher to calculate the Index on the last day on which the Index was published.

Calculation Agent:	Merrill Lynch Commodities, Inc. (“MLCI”)
Index Publisher:	CME Group Index Services LLC, in conjunction with UBS Securities, LLC.
Early Redemption for Tax Reasons:
The Issuer cannot redeem the notes prior to maturity (and other than in the case of Automatic Redemption or a Declaration of Acceleration by the Issuer due to a Commodity Hedging Disruption Event) unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the notes, the Issuer would become obligated to pay additional amounts. If such an imposition occurs, the Issuer may at its option redeem the notes (in whole but not in part) by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice. In such event, the redemption price will be equal to the fair market value of the notes on the fifth Trading Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes).

Early Redemption following Event of Default:	The redemption price for each note being accelerated by the holders shall equal the market value of such note on the date of the declaration of acceleration, as determined by the Calculation Agent.

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Declaration of Acceleration by the Issuer due to a Commodity Hedging Disruption Event:
If a Commodity Hedging Disruption Event (as defined below) occurs, the Issuer will have the right, but not the obligation, to accelerate payment on the notes (in whole, and not in part) by providing written notice of its election to exercise such right to the Trustee (on which notice the Trustee may conclusively rely), as promptly as possible and in no event later than two London and New York Business Days following the day on which such Commodity Hedging Disruption Event has occurred.  The cash amount due and payable per $100,000 principal amount of notes in the event of any such acceleration shall be equal to the fair market value of such principal amount of notes (including the applicable Interest Amount) on the second London and New York Business Day immediately following the Issuer’s delivery to the Trustee of such declaration of acceleration (such date, “the Acceleration Valuation Date”), as determined by the Calculation Agent in good faith in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes), and will be payable to holders of the notes on the fifth New York business day following the Acceleration Valuation Date.  In the event of any such acceleration, the Issuer will provide, or will cause the Calculation Agent to provide, written notice to the Trustee (on which notice the Trustee may conclusively rely), and to the Depository Trust Company (“DTC”) of the cash amount due and payable with respect to each $100,000 principal amount of notes as promptly as possible and in no event later than two New York Business Days prior to the date on which such payment is due.  For the avoidance of doubt, all procedures and determinations set forth above shall only be applicable with respect to acceleration of payment on the notes by the Issuer as a result of a Commodity Hedging Disruption Event.

Commodity Hedging Disruption Event:
A “Commodity Hedging Disruption Event” shall occur if, for any reason whatsoever, the Issuer is, after using commercially reasonable efforts, unable to either (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of all or any part of any transaction(s) or asset(s) the Issuer deems necessary to hedge the risk of performing its commodity-related obligations with respect to the notes (including, without limitation, any commodity-related payments on the notes), or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s); including without limitation, any such inability arising as a result of the adoption of, or any change in, any law, regulation, rule or order applicable to the Issuer or its counterparties, or the promulgation of, or any change in the interpretation by any court, tribunal, or regulatory authority with competent authority or any relevant trading system or exchange facility, of any such applicable law, rule, regulation or order, in each case occurring on or after the Pricing Date.

CUSIP:	00254EKV3
Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, and the other documents relating to this offering that the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any agent or any dealer participating in this offering, will arrange to send you the prospectus and prospectus supplement if you so request by calling toll-free 1-866-500-5408.

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